SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of  MAY , 2004.
                                       -------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date  May 10, 2004                        By  /s/ David Henstridge
     --------------------                  -------------------------------------
                                           (Signature)



David Henstridge, President
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7


             NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual and special general meeting (the "Meeting") of the shareholders (the "Shareholders") of Tumi Resources Limited (the "Company") will be held at Boardroom B, Suite 1050, 1090 West Georgia Street, Vancouver, British Columbia, on Thursday, the 17th day of June, 2004, at the hour of 11:00 a.m. (Vancouver time), for the following purposes:

1.       To receive the report of the directors;

2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2003 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.       To determine the number of directors at three (3);

4.       To elect directors;

5. To re-appoint auditors and to authorize the directors to fix their remuneration;

6. To consider and, if thought fit, to approve the Company's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as described in the accompanying Information Circular dated May 10, 2004;

7. To consider and, if thought fit, to pass a special resolution to remove the pre-existing company provisions under the Business Corporations Act (British Columbia), as described in the accompanying Information Circular dated May 10, 2004;

8. To consider and, if thought fit, to pass special resolutions to replace the Company's current articles and alter the share capital of the Company pursuant to the Business Corporations Act (British Columbia), as described in the accompanying Information Circular dated May 10, 2004; and

9. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on May 10, 2004 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia on May 10, 2004.

                       By Order of the Board of Directors

                                 /s/ NICK DEMARE
                              Nick DeMare, Director

                             TUMI RESOURCES LIMITED
                                 (THE "COMPANY")

                       SUITE 1305 - 1090 W. GEORGIA STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6E 3V7


                              INFORMATION CIRCULAR

      (Containing information as at the date of this Information Circular)



SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 17, 2004 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a beneficial Shareholder receiving such a form wish to vote at the Meeting, the beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.


VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS

INFORMATION  CIRCULAR OR WITHHELD  FROM  VOTING IF SO  INDICATED  ON THE FORM OF
PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               16,052,620 Common shares without par value
Authorized Capital:                  100,000,000 Common shares without par value

Only shareholders of record at the close of business on May 10, 2004 which is a day that is no fewer than thirty days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group, Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. D & H Group were first appointed auditors of the Company on January 21, 2000.


ELECTION OF DIRECTORS

The Board of Directors presently consists of three directors and it is intended to determine the number of directors at three and to elect three directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act ( British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.

                                              PRINCIPAL OCCUPATION AND IF
                                              NOT AT PRESENT AN ELECTED DIRECTOR,                     NO. OF SHARES
                                              OCCUPATION DURING THE PAST FIVE                          BENEFICIALLY
NAME, POSITION AND COUNTRY OF RESIDENCE(1)    YEARS(1)                              DIRECTOR SINCE       HELD(2)
------------------------------------------    -----------------------------------   --------------    -------------

DAVID HENSTRIDGE(3)                           Geologist                             January 2000        1,042,900
President & Director
(resident of Victoria, Australia)

NICK DEMARE(3)                                Chartered Accountant                  January 2000          798,625(4)
Director
(resident of British Columbia, Canada)

HARVEY LIM(3)                                 Chartered Accountant                  January 2000          59,200
Director
(resident of British Columbia, Canada)


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)      Denotes member of Audit Committee.
(4) Includes 643,575 common shares held by Mr. DeMare directly and 155,050 common shares held by DNG Capital Corp., a private company owned by Mr. DeMare.


STATEMENT OF DIRECTOR AND EXECUTIVE
COMPENSATION DURING LAST COMPLETED FINANCIAL YEAR

The Company is required, under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

Summary Compensation Table

Named Executive Officers mean the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent financial year was at least $100,000, whether or not they were an executive officer at the end of the financial year.

During the Company's last completed financial year ended December 31, 2003, the Company had one Named Executive Officer, Mr. David Henstridge.

The following table (presented in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2003, 2002 and 2001 (to the extent required by the Regulations) in respect of the Named Executive Officer:


                                                                                        LONG-TERM
                                                          ANNUAL COMPENSATION          COMPENSATION
                                                          -------------------         --------------
                                      YEAR ENDED                                         NUMBER OF            ALL OTHER
NAME AND PRINCIPAL POSITION           DECEMBER 31         SALARY        BONUS         SECURITIES(1)         COMPENSATION
                                                            ($)          ($)          UNDER OPTIONS              ($)

David Henstridge                          2003            60,000(2)      Nil              690,000                 Nil
President                                 2002               Nil         Nil              251,400              16,000
                                          2001               Nil         Nil               35,000                 Nil


NOTE:

(1)      Figures  represent  options  granted  during  a  particular  year;  see
         "Aggregate   Option"  table  for  the   aggregate   number  of  options
         outstanding at year end.
(2)      $34,000 was outstanding as at December 31, 2003.

Long Term Incentive Plan Awards

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or SAR plans or plans for compensation through restricted shares or units."

Option/Stock Appreciation Right ("SAR") Grants and Repricings During the Most Recently Completed Financial Year

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the Named Executive Officer of the
Company:


                                                                                     MARKET VALUE OF
                              SECURITIES         % OF TOTAL                             SECURITIES
                            UNDER OPTIONS     OPTIONS GRANTED      EXERCISE OR      UNDERLYING OPTIONS
                               GRANTED          IN FINANCIAL       BASE PRICE        ON DATE OF GRANT
NAME                             (#)              YEAR(1)       ($/SECURITY)(2)(3)     ($/SECURITY)       EXPIRATION DATE

David Henstridge               69,000               15.7%             1.00                 1.23              Jan. 14/06


NOTES:

(1) Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture Exchange ("TSX Venture").

(3) On September 25, 2003, the Company repriced stock options granted to the Named Executive Officer to purchase 69,000 common shares of the Company, from $1.00 per share to $0.57 per share. The market value of the common shares on the date of the repricing was $0.70.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the Named Executive Officer, and the financial year end value of unexercised options on an aggregated basis:


                                                                                                 VALUE OF UNEXERCISED IN
                                                                        UNEXERCISED OPTIONS AT     THE MONEY OPTIONS AT
                               SECURITIES                               FINANCIAL YEAR END(3)       FINANCIAL YEAR END
                               ACQUIRED ON         AGGREGATE VALUE               (#)                    ($)(3)(4)
                               EXERCISE(1)           REALIZED(2)             EXERCISABLE/              EXERCISABLE/
NAME                              (#)                   ($)                UNEXERCISABLE             UNEXERCISABLE


David Henstridge                 62,000                57,660                258,400/Nil               246,874/Nil


NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options. (2) Calculated using the closing price of common shares of the Company on the TSX Venture. (3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $1.38 per share, less the exercise price of in-the-money stock options.

Termination of Employment or Change of Control

Other than as described in the Summary Compensation Table, the Company has no plans or arrangements with respect to remuneration received or that may be received by the Named Executive Officers during the Company's most recently completed financial year or current financial year in view of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

DIRECTOR COMPENSATION

Cash Compensation

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company has, however, incurred $40,395 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director of the Company. As at December 31, 2003, $6,904 remained unpaid. In addition, during fiscal 2003, the Company incurred $7,500 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare. As at December 31, 2003, the $7,500 remained unpaid.

Non-Cash Compensation

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2003 to the directors who are not the Named Executive Officer of the Company:


                                                                                    MARKET VALUE OF
                             SECURITIES         % OF TOTAL                            SECURITIES
                           UNDER OPTIONS     OPTIONS GRANTED     EXERCISE OR      UNDERLYING OPTIONS
                              GRANTED          IN FINANCIAL       BASE PRICE       ON DATE OF GRANT
NAME                            (#)              YEAR(1)       ($/SECURITY)(2)       ($/SECURITY)         EXPIRATION DATE


Directors as a group          100,000             22.7%              1.00                1.23               Jan. 14/06
who are not Named
Executive Officers


NOTES:

(1)      Percentage of all options granted during the financial year.
(2) The exercise price of stock options was set according to the rules of the TSX Venture.
(3) On September 25, 2003, the Company repriced stock options granted to directors who are not the Named Executive Officer to purchase 100,000 common shares of the Company, from $1.00 per share to $0.57 per share. The market value of the common shares on the date of the repricing was $0.70.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2003 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:

                                                                                                 VALUE OF UNEXERCISED IN
                                                                      UNEXERCISED OPTIONS AT       THE MONEY OPTIONS AT
                                                                      FINANCIAL YEAR END(3)         FINANCIAL YEAR END
                              SECURITIES                                       (#)                      ($)(3)(4)
                              ACQUIRED ON        AGGREGATE VALUE
                              EXERCISE(1)          REALIZED(2)             EXERCISABLE/                EXERCISABLE/
NAME                             (#)                  ($)                UNEXERCISABLE               UNEXERCISABLE

Directors as a group            90,000               83,700                234,000/Nil                 228,140/Nil
who are not Named
Executive Officers


NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2003 of $1.38 per share, less the exercise price of in-the-money stock options.


INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2002 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.       STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan was approved by the shareholders at the last annual general meeting held in June 2003. In accordance with the policies of the TSX Venture, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

The TSX Venture Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution:

         "BE IT RESOLVED, as an ordinary resolution, that:

         1. subject to the approval of TSX Venture, the Company's stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company's Information Circular dated May 10, 2004, is hereby approved; and

         2. any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."

B. REMOVAL OF PRE-EXISTING COMPANY PROVISIONS UNDER THE COMPANY ACT (BRITISH COLUMBIA) AND AMENDMENT TO THE ARTICLES AND SHARE CAPITAL OF THE COMPANY PURSUANT TO THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (the "new Act") and repealed the Company Act (the "former Act"), which previously governed the Company. Under the new Act, all companies which were incorporated, amalgamated or continued under the former Act must be transitioned under the new Act within two years and the Company's board of directors has taken the necessary steps in regard to this requirement. The new Act removes many of the restrictions contained in the former Act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital, as well the new Act uses new forms and terminology and has replaced the Memorandum with a Notice of Articles.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and to its current authorized share capital. In addition the Company is also seeking shareholder approval to the replacement of the

Company's current articles with new articles (the "New Articles") which will incorporate some of the more flexible provisions of the new Act. The directors of the Company believe that amending the Company's Notice of Articles and the Company's authorized share capital by filing a Notice of Alteration and replacing the Company's articles with the New Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with the New Act.

In order to be effective, the proposed special resolutions must be approved by a 3/4 majority vote cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolutions.

The directors of the Company believe that the passing of the following special resolutions is in the best interest of the Company and recommend that shareholders of the Company vote in favour of the resolutions.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE FOLLOWING SPECIAL RESOLUTIONS, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTIONS.

I.       PRE-EXISTING COMPANY PROVISIONS

Under the new Act, a company remains subject to "pre-existing company provisions" contained in its corporate documents (the "Provisions") until the shareholders remove the Provisions by special resolution. The Provisions provide that the number of votes required to pass a special resolution or a special separate resolution is 3/4 of those votes cast. This is the majority that was required under the former Act. The new Act allows a special resolution to be passed by 2/3 of those votes cast. The Company proposes to remove the Provisions so that the new Act threshold of a 2/3 majority to pass a special resolution will apply to the Company.

If shareholders approve this resolution, a 2/3 majority vote, including if applicable a vote by an affected class, will be required for substantive changes to the corporate charter of the Company such as the creation, variation or abrogation of special rights and restrictions attached to issued shares; the subdivision, consolidation, change from shares with par value to shares without par value and vice versa; the change of designation of shares; and any proposed amalgamation or continuance of the Company out of the jurisdiction.

Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

         "BE IT RESOLVED, as a special resolution that:

         (a) the Provisions be and are hereby removed and no longer apply to the Company; and

         (b) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration reflecting the removal of the Provisions, and to do such further acts, as may be necessary to give full effect to this special resolution."

II.      REPLACEMENT OF ARTICLES AND AMENDMENT TO AUTHORIZED SHARE CAPITAL

The new Act amends the form of articles which govern a company and which now include information previously contained in a company's Memorandum and also removes the limitations on a Company's authorized share capital. To conform with the new Act, Management of the Company has established the New Articles which are attached to this Information Circular as Schedule "A". The main differences between the Company's old articles and the New Articles are as follows:



             OLD ARTICLES & MEMORANDUM                                           NEW ARTICLES


Current authorized share capital is 100,000,000               The authorized share capital will be an unlimited number
common shares                                                 of common shares

Should the Company cease to be a reporting issuer in          There is no parallel requirement in the new Act
British Columbia, any shares that are to be transferred
must first be approved by the directors by way of a
resolution

Special resolution may only be passed if 3/4 of the           Special resolution may only be passed if 2/3 of the votes
votes cast are in favour of the resolution                    cast are in favour of the resolution

By ordinary resolution the Company may increase its           By ordinary resolution, the Company may alter its
authorized share capital and increase the par value of        authorized capital and increase or decrease the par value
any class of shares with a par value                         of any class of shares with a par value

Annual general meetings must be held within 13                Annual general meetings must be held within 15 months
months after the date of the last annual general              after the date of the last annual general meeting under the
meeting                                                       new Act

No specific requirement for length of time ballots cast       Ballots cast and proxies voted at shareholder meetings
and proxies voted at shareholder meetings must be             must be retained for three months and be available for
retained                                                      review by any shareholder or proxyholder entitled to vote
                                                              at the meeting

A reporting company was required to provide an                This requirement has been removed in the new Act
advance notice of any general meeting at which
directors would be elected

Quorum for shareholder meetings is two shareholders           Quorum for shareholder meetings is two persons who are
or proxyholders present at the meeting                        or who represent by proxy shareholders who, in the
                                                              aggregate hold at least 5% of the issued shares

Directors are required to retire at each annual general       The  Directors' term of office shall be one year, unless
meeting, but shall be eligible for re-election                specified by an ordinary resolution of the shareholders,
                                                              such term not exceeding five years



Pursuant to the enactment of the Business Corporations Act (British Columbia), in order to bring the Company's corporate documents in line with the new Act, the shareholders of the Company are being asked to approve the following special resolutions:

         "BE IT RESOLVED, as special resolutions that:

         (a) the existing articles and memorandum of the Company be and are hereby cancelled and the form of articles attached to the Company's information circular dated May 10, 2004 as Schedule "A", be and are hereby authorized, approved and adopted as the articles of the Company in substitution for, and to the exclusion of, the existing articles and memorandum of the Company;

         (b) the authorized share capital be altered from 100,000,000 common shares without par value to an unlimited number of common shares without par value as set out in 2.1 of the articles attached as Schedule "A" to the Company's information circular; and

         (c) any one director or officer of the Company be and is hereby authorized to execute and deliver all such documents and instruments, including the Notice of Alteration, and to do such further acts, as may be necessary to give full effect to these special resolutions.


OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 10th day of May, 2004.



/s/ DAVID HENSTRIDGE                                     /s/ NICK DEMARE
-----------------------                                  -----------------------
Chief Executive Officer                                  Chief Financial Officer

                                  Schedule "A"



                             TUMI RESOURCES LIMITED
                                 (THE "COMPANY")


The Company has as its articles the following articles.


                                                    INCORPORATION NUMBER: 599161


                             TUMI RESOURCES LIMITED
                                 (THE "COMPANY")

                                    ARTICLES

1.     Interpretation..........................................................2
2.     Shares and Share Certificates...........................................2
3.     Issue of Shares.........................................................4
4.     Share Registers.........................................................4
5.     Share Transfers.........................................................5
6.     Transmission of Shares..................................................6
7.     Purchase of Shares......................................................6
8.     Borrowing Powers........................................................7
9.     Alterations.............................................................7
10.    Meetings of Shareholders................................................8
11.    Proceedings at Meetings of Shareholders.................................9
12.    Votes of Shareholders..................................................13
13.    Directors..............................................................16
14.    Election and Removal of Directors......................................17
15.    Alternate Directors....................................................20
16.    Powers and Duties of Directors.........................................21
17.    Disclosure of Interest of Directors....................................21
18.    Proceedings of Directors...............................................22
19.    Executive and Other Committees.........................................24
20.    Officers...............................................................26
21.    Indemnification........................................................26
22.    Dividends and Reserves.................................................27
23.    Documents, Records and Reports.........................................29
24.    Notices................................................................29
25.    Seal...................................................................30
26.    Prohibitions...........................................................31

1.      INTERPRETATION

1.1     DEFINITIONS

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "legal personal representative" means the personal or other legal representative of the shareholder;

(4) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5)     "seal" means the seal of the Company, if any.

1.2     BUSINESS CORPORATIONS ACT AND INTERPRETATION ACT DEFINITIONS APPLICABLE

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.      SHARES AND SHARE CERTIFICATES

2.1     AUTHORIZED SHARE STRUCTURE

The authorized share structure of the Company consists of an unlimited number of common shares without par value.

2.2     FORM OF SHARE CERTIFICATE

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3     SHAREHOLDER ENTITLED TO CERTIFICATE OR ACKNOWLEDGMENT

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4     DELIVERY BY MAIL

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5     REPLACEMENT OF WORN OUT OR DEFACED CERTIFICATE OR ACKNOWLEDGEMENT

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6     REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATE OR ACKNOWLEDGMENT

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)     any indemnity the directors consider adequate.

2.7     SPLITTING SHARE CERTIFICATES

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8     CERTIFICATE FEE

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9     RECOGNITION OF TRUSTS

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.      ISSUE OF SHARES

3.1     DIRECTORS AUTHORIZED

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2     COMMISSIONS AND DISCOUNTS

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3     BROKERAGE

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4     CONDITIONS OF ISSUE

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

        (a) past services performed for the Company;

        (b) property;

        (c) money; and

(2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5     SHARE PURCHASE WARRANTS AND RIGHTS

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.      SHARE REGISTERS

4.1     CENTRAL SECURITIES REGISTER

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2     CLOSING REGISTER

The Company must not at any time close its central securities register.

5.      SHARE TRANSFERS

5.1     REGISTERING TRANSFERS

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2     FORM OF INSTRUMENT OF TRANSFER

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3     TRANSFEROR REMAINS SHAREHOLDER

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4     SIGNING OF INSTRUMENT OF TRANSFER

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5     ENQUIRY AS TO TITLE NOT REQUIRED

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6     TRANSFER FEE

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.      TRANSMISSION OF SHARES

6.1     LEGAL PERSONAL REPRESENTATIVE RECOGNIZED ON DEATH

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2     RIGHTS OF LEGAL PERSONAL REPRESENTATIVE

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.      PURCHASE OF SHARES

7.1     COMPANY AUTHORIZED TO PURCHASE SHARES

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2     PURCHASE WHEN INSOLVENT

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3     SALE AND VOTING OF PURCHASED SHARES

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.      ALTERATIONS

9.1     ALTERATION OF AUTHORIZED SHARE STRUCTURE

Subject to Article 9.2 and the Business Corporations Act, the Company may by ordinary resolution:

(1) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(3) if the Company is authorized to issue shares of a class of shares with par value:

        (a)     decrease the par value of those shares; or

        (b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(4)     alter the identifying name of any of its shares; or

(5) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2     SPECIAL RIGHTS AND RESTRICTIONS

Subject to the Business Corporations Act, the Company may by special resolution:

(1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued;

(2) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

(3) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or

(4) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value.

9.3     CHANGE OF NAME

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4     OTHER ALTERATIONS

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.     MEETINGS OF SHAREHOLDERS

10.1    ANNUAL GENERAL MEETINGS

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2    RESOLUTION INSTEAD OF ANNUAL GENERAL MEETING

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3    CALLING OF MEETINGS OF SHAREHOLDERS

The directors may, whenever they think fit, call a meeting of shareholders.

10.4    NOTICE FOR MEETINGS OF SHAREHOLDERS

The Company must send notice of the date, time and location of any meeting of shareholders, by way of either mail, delivery, fax or email, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)     if and for so long as the Company is a public company, 21 days;

(2)     otherwise, 10 days.

10.5    RECORD DATE FOR NOTICE

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)     if and for so long as the Company is a public company, 21 days;

(2)     otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6    RECORD DATE FOR VOTING

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7    FAILURE TO GIVE NOTICE AND WAIVER OF NOTICE

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8    NOTICE OF SPECIAL BUSINESS AT MEETINGS OF SHAREHOLDERS

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)     state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

        (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

        (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.     PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1    SPECIAL BUSINESS

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

        (a)     business relating to the conduct of or voting at the meeting;

        (b)     consideration  of  any  financial   statements  of  the  Company
                presented to the meeting;

        (c)     consideration of any reports of the directors or auditor;

        (d)     the setting or changing of the number of directors;

        (e)     the election or appointment of directors;

        (f)     the appointment of an auditor;

        (g)     the setting of the remuneration of an auditor;

        (h)     business  arising out of a report of the directors not requiring
                the  passing  of  a  special   resolution   or  an   exceptional
                resolution;

        (i) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2    SPECIAL MAJORITY

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is 2/3 of the votes cast on the resolution.

11.3    QUORUM

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4    ONE SHAREHOLDER MAY CONSTITUTE QUORUM

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1) the quorum is one person who is, or who represents by proxy, that shareholder, and

(2) that shareholder, present in person or by proxy, may constitute the meeting.

11.5    OTHER PERSONS MAY ATTEND

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6    REQUIREMENT OF QUORUM

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7    LACK OF QUORUM

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8    LACK OF QUORUM AT SUCCEEDING MEETING

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9    CHAIR

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)     the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10    SELECTION OF ALTERNATE CHAIR

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11    ADJOURNMENTS

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12    NOTICE OF ADJOURNED MEETING

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13    DECISIONS BY SHOW OF HANDS OR POLL

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14    DECLARATION OF RESULT

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15    MOTION NEED NOT BE SECONDED

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16    CASTING VOTE

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17    MANNER OF TAKING POLL

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)     the poll must be taken:

        (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

        (b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)     the demand for the poll may be withdrawn by the person who demanded it.

11.18    DEMAND FOR POLL ON ADJOURNMENT

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19    CHAIR MUST RESOLVE DISPUTE

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20    CASTING OF VOTES

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21    DEMAND FOR POLL

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22    DEMAND FOR POLL NOT TO PREVENT CONTINUANCE OF MEETING

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23    RETENTION OF BALLOTS AND PROXIES

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.     VOTES OF SHAREHOLDERS

12.1    NUMBER OF VOTES BY SHAREHOLDER OR BY SHARES

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2    VOTES OF PERSONS IN REPRESENTATIVE CAPACITY

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3    VOTES BY JOINT HOLDERS

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4    LEGAL PERSONAL REPRESENTATIVES AS JOINT SHAREHOLDERS

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5    REPRESENTATIVE OF A CORPORATE SHAREHOLDER

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)     for that purpose, the instrument appointing a representative must:

        (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

        (b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)     if a representative is appointed under this Article 12.5:

        (a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

        (b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6    PROXY PROVISIONS DO NOT APPLY TO ALL COMPANIES

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7    APPOINTMENT OF PROXY HOLDERS

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8    ALTERNATE PROXY HOLDERS

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9    WHEN PROXY HOLDER NEED NOT BE SHAREHOLDER

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)     the  person   appointing   the  proxy  holder  is  a  corporation  or  a
        representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10    DEPOSIT OF PROXY

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11    VALIDITY OF PROXY VOTE

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)     by the chair of the meeting, before the vote is taken.

12.12    FORM OF PROXY

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

                                [name of company]
                                 (the "Company")

        The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

        Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):


                                          --------------------------------------
                                          Signed [month, day, year]

                                          --------------------------------------
                                          [Signature of shareholder]

                                          --------------------------------------
                                          [Name of shareholder-printed]

12.13    REVOCATION OF PROXY

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)     provided, at the meeting, to the chair of the meeting.

12.14    REVOCATION OF PROXY MUST BE SIGNED

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15    PRODUCTION OF EVIDENCE OF AUTHORITY TO VOTE

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.     DIRECTORS

13.1    NUMBER OF DIRECTORS

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2) if the Company is a public company, the greater of three and the most recently set of:

        (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

        (b)     the number of directors set under Article 14.4;

(3)     if the Company is not a public company, the most recently set of:

        (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

        (b)     the number of directors set under Article 14.4.

13.2    CHANGE IN NUMBER OF DIRECTORS

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3    DIRECTORS' ACTS VALID DESPITE VACANCY

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4    QUALIFICATIONS OF DIRECTORS

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.3    REMUNERATION OF DIRECTORS

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.4    REIMBURSEMENT OF EXPENSES OF DIRECTORS

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.5    SPECIAL REMUNERATION FOR DIRECTORS

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.6    GRATUITY, PENSION OR ALLOWANCE ON RETIREMENT OF DIRECTOR

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.     ELECTION AND REMOVAL OF DIRECTORS

14.1    ELECTION AT ANNUAL GENERAL MEETING

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles;

(2) each director may be elected for a term of office of one or more years of office as may be specified by ordinary resolution at the time he is elected. In the absence of any such ordinary resolution, a director's term of office shall be one year of office. No director shall be elected for a term of office exceeding five years of office. The shareholders may, by special resolution, vary the term of office of any director; and

(3)     all directors are eligible for re-election or re-appointment.

14.2    CONSENT TO BE A DIRECTOR

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3) with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3    FAILURE TO ELECT OR APPOINT DIRECTORS

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)     the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4    PLACES OF RETIRING DIRECTORS NOT FILLED

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5    DIRECTORS MAY FILL CASUAL VACANCIES

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6    REMAINING DIRECTORS POWER TO ACT

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7    SHAREHOLDERS MAY FILL VACANCIES

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8    ADDITIONAL DIRECTORS

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9    CEASING TO BE A DIRECTOR

A director ceases to be a director when:

(1)     the term of office of the director expires;

(2)     the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)     the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10    REMOVAL OF DIRECTOR BY SHAREHOLDERS

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11    REMOVAL OF DIRECTOR BY DIRECTORS

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.     ALTERNATE DIRECTORS

15.1    APPOINTMENT OF ALTERNATE DIRECTOR

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2    NOTICE OF MEETINGS

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3    ALTERNATE FOR MORE THAN ONE DIRECTOR ATTENDING MEETINGS

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a shareholder of that committee as a director, an additional vote in that capacity.

15.4    CONSENT RESOLUTIONS

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5    ALTERNATE DIRECTOR NOT AN AGENT

Every alternate director is deemed not to be the agent of his or her appointor.

15.6    REVOCATION OF APPOINTMENT OF ALTERNATE DIRECTOR

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7    CEASING TO BE AN ALTERNATE DIRECTOR

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)     the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)     the alternate director ceases to be qualified to act as a director; or

(5)     his or her appointor revokes the appointment of the alternate director.

15.8    REMUNERATION AND EXPENSES OF ALTERNATE DIRECTOR

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.     POWERS AND DUTIES OF DIRECTORS

16.1    POWERS OF MANAGEMENT

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2    APPOINTMENT OF ATTORNEY OF COMPANY

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.     DISCLOSURE OF INTEREST OF DIRECTORS

17.1    OBLIGATION TO ACCOUNT FOR PROFITS

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2    RESTRICTIONS ON VOTING BY REASON OF INTEREST

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3    INTERESTED DIRECTOR COUNTED IN QUORUM

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4    DISCLOSURE OF CONFLICT OF INTEREST OR PROPERTY

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5    DIRECTOR HOLDING OTHER OFFICE IN THE COMPANY

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6    NO DISQUALIFICATION

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7    PROFESSIONAL SERVICES BY DIRECTOR OR OFFICER

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8    DIRECTOR OR OFFICER IN OTHER CORPORATIONS

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.     PROCEEDINGS OF DIRECTORS

18.1    MEETINGS OF DIRECTORS

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2    VOTING AT MEETINGS

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3    CHAIR OF MEETINGS

The following individual is entitled to preside as chair at a meeting of directors:

(1)     the chair of the board, if any;

(2) in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)     any other director chosen by the directors if:

        (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

        (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

        (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4    MEETINGS BY TELEPHONE OR OTHER COMMUNICATIONS MEDIUM

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5    CALLING OF MEETINGS

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6    NOTICE OF MEETINGS

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7    WHEN NOTICE NOT REQUIRED

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)     the  meeting  is  to  be  held   immediately   following  a  meeting  of
        shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8    MEETING VALID DESPITE FAILURE TO GIVE NOTICE

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9    WAIVER OF NOTICE OF MEETINGS

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10    QUORUM

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11    VALIDITY OF ACTS WHERE APPOINTMENT DEFECTIVE

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12    CONSENT RESOLUTIONS IN WRITING

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.     EXECUTIVE AND OTHER COMMITTEES

19.1    APPOINTMENT AND POWERS OF EXECUTIVE COMMITTEE

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)     the power to fill vacancies in the board of directors;

(2)     the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2    APPOINTMENT AND POWERS OF OTHER COMMITTEES

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

        (a)     the power to fill vacancies in the board of directors;

        (b)     the power to remove a director;

        (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

        (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3    OBLIGATIONS OF COMMITTEES

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times as the directors may require.

19.4    POWERS OF BOARD

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)     terminate  the   appointment  of,  or  change  the  membership  of,  the
        committee; and

(3)     fill vacancies in the committee.

19.5    COMMITTEE MEETINGS

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)     the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.     OFFICERS

20.1    DIRECTORS MAY APPOINT OFFICERS

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2    FUNCTIONS, DUTIES AND POWERS OF OFFICERS

The directors may, for each officer:

(1)     determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3    QUALIFICATIONS

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4    REMUNERATION AND TERMS OF APPOINTMENT

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.     INDEMNIFICATION

21.1    DEFINITIONS

In this Article 21:

(1) "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2) "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

        (a)     is or may be joined as a party; or

        (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)     "expenses" has the meaning set out in the Business Corporations Act.

21.2    MANDATORY INDEMNIFICATION OF DIRECTORS AND FORMER DIRECTORS

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3    INDEMNIFICATION OF OTHER PERSONS

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4    NON-COMPLIANCE WITH BUSINESS CORPORATIONS ACT

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5    COMPANY MAY PURCHASE INSURANCE

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.     DIVIDENDS

22.1    PAYMENT OF DIVIDENDS SUBJECT TO SPECIAL RIGHTS

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2    DECLARATION OF DIVIDENDS

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3    NO NOTICE REQUIRED

The directors need not give notice to any shareholder of any  declaration  under
Article 22.2.

22.4    RECORD DATE

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5    MANNER OF PAYING DIVIDEND

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6    SETTLEMENT OF DIFFICULTIES

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)     set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7    WHEN DIVIDEND PAYABLE

Any dividend may be made payable on such date as is fixed by the directors.

22.8    DIVIDENDS TO BE PAID IN ACCORDANCE WITH NUMBER OF SHARES

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9    RECEIPT BY JOINT SHAREHOLDERS

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10   DIVIDEND BEARS NO INTEREST

No dividend bears interest against the Company.

22.11   FRACTIONAL DIVIDENDS

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12   PAYMENT OF DIVIDENDS

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13   CAPITALIZATION OF SURPLUS

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.     DOCUMENTS, RECORDS AND REPORTS

23.1    RECORDING OF FINANCIAL AFFAIRS

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2    INSPECTION OF ACCOUNTING RECORDS

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.     NOTICES

24.1    METHOD OF GIVING NOTICE

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

        (a)     for  a  record  mailed  to  a  shareholder,   the  shareholder's
                registered address;

        (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

        (c)     in  any  other  case,  the  mailing   address  of  the  intended
                recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

        (a) for a record delivered to a shareholder, the shareholder's registered address;

        (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

        (c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)     physical delivery to the intended recipient.

24.2    DEEMED RECEIPT OF MAILING

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3    CERTIFICATE OF SENDING

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4    NOTICE TO JOINT SHAREHOLDERS

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5    NOTICE TO TRUSTEES

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)     mailing the record, addressed to them:

        (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

        (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.     SEAL

25.1    WHO MAY ATTEST SEAL

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)     any two directors;

(2)     any officer, together with any director;

(3)     if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2    SEALING COPIES

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3    MECHANICAL REPRODUCTION OF SEAL

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.     PROHIBITIONS

26.1    DEFINITIONS

In this Article 26:

(1)     "designated security" means:

        (a)     a voting security of the Company;

        (b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

        (c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)     "security"  has the meaning  assigned  in the  Securities  Act  (British
        Columbia);

(3)     "voting security" means a security of the Company that:

        (a)     is not a debt security, and

        (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2    APPLICATION

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3    CONSENT REQUIRED FOR TRANSFER OF SHARES OR DESIGNATED SECURITIES

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

                                      PROXY


ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
TUMI RESOURCES LIMITED ( THE "COMPANY")


TO BE HELD AT:        BOARDROOM  B
                      SUITE 1050, 1090 WEST GEORGIA STREET
                      VANCOUVER, BRITISH COLUMBIA

DATE:                 THURSDAY, JUNE 17, 2004

TIME:                 11:00 AM

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS, Nick DeMare, or failing this person, Harvey Lim both directors of the Company, or in the place of the foregoing,______________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.




           THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
              SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                                For     Against
1.      To determine the number of Directors at three (3);
                                                               -----    -------

                                                                For     Withhold

2.      To elect as Director, David Henstridge;
                                                               -----    -------
        To elect as Director, Nick DeMare;
                                                               -----    -------
        To elect as Director, Harvey Lim;
                                                               -----    -------

                                                                For     Against
3.      To appoint D & H Group as Auditors of the Company;
                                                               -----    -------

4.      To authorize the Directors to fix the auditors'
        remuneration;
                                                               -----    -------

5.      To approve the Company's stock option plan, which
        makes a total of 10% of the issued and outstanding
        shares of the Company available for issuance
        thereunder, as described in the accompanying
        Information Circular dated May 10, 2004;
                                                               -----    -------

6.      To approve a special resolution to remove the
        pre-existing company provisions under the Business
        Corporations Act (British Columbia), as described
        in the accompanying Information Circular dated
        May 10, 2004;
                                                               -----    -------

7.      To approve special resolutions to replace the
        Company's current articles and alter the share
        capital of the Company pursuant to the Business
        Corporations Act (British Columbia), as described
        in the accompanying Information Circular dated
        May 10, 2004; and
                                                               -----    -------

8.      To transact such other business as may properly
        come before the Meeting.
                                                               -----    -------

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.


SIGN HERE:
                         -------------------------------------------------------

PLEASE PRINT NAME:
                         -------------------------------------------------------

DATE:
                         -------------------------------------------------------
NUMBER OF SHARES
REPRESENTED BY PROXY:
                         -------------------------------------------------------

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the meeting, this proxy form must be received at the office of COMPUTRSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The Mailing address of COMPUTERSHARE TRUST COMPANY is ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100
UNIVERSITY   AVENUE,   TORONTO,   ONTATIO,   M5J  2Y1  and  its  fax  number  is
1-866-249-7775.